Exhibit (a)(5)(i)
FOR IMMEDIATE RELEASE

MEDIA CONTACT:	INVESTOR CONTACT:
Steve Forsyth	Janice Kuntz
(770) 632-8322	(404) 352-2841
WORLD AIR HOLDINGS REPORTS SECOND QUARTER 2006
FINANCIAL RESULTS AND FILES FORM 10-Q
Board Appoints Special Committee to Explore Strategic Alternatives
Board Authorizes Modified “Dutch Auction” Tender Offer
PEACHTREE CITY, Ga. (Sept. 5, 2006) — World Air Holdings, Inc. (OTC: WLDA.PK) today reported financial results for the second quarter ended June 30, 2006. Consolidated revenues for the quarter were $176.7 million, a $4.8 million increase from the second quarter 2005. World Airways revenues declined by $24.7 million from the same period a year ago, which was primarily due to a $29.8 million decrease in military revenues associated with lower AMC requirements and World Airways being on AMC penalty status, which ended on June 20, 2006. This was offset by a $5.1 million increase in World Airways’ commercial revenues and a $29.5 million revenue increase at North American primarily due to its inclusion for a full quarter in 2006 compared to only two months of the 2005 second quarter, following the date of acquisition.
     The company reported an operating loss of $12.9 million compared to operating income of $10.8 million in the prior year’s second quarter, principally due to the decline in military revenue as well as increased maintenance expenses to comply with airworthiness directives for airframes and MD-11 engines. Net loss for the quarter was $7.5 million, or $0.31 per diluted share, versus net income of $5.5 million, or $0.21 per diluted share, for the same quarter in 2005. The company ended the quarter with $34.6 million of unrestricted cash and short-term investments and no outstanding debt under its facility with Wachovia Bank. Complete financial results for the second quarter and six-month periods are reflected in the company’s quarterly report on Form 10-Q, filed today.
     “We are now in position to return to filing timely financial results,” said Randy Martinez, chief executive officer. “We also are entering a busy second half, and have already experienced an increase in activity since the end of the second quarter.”
Second Quarter Operational Highlights
     World Airways block hours declined by 969 to 13,000 for the quarter, and aircraft utilization declined to 8.8 hours per aircraft per day, compared to 9.3 hours per aircraft per day in the second quarter a year ago. The decline in block hours and daily aircraft utilization are primarily the result of decreased AMC business.
     North American block hours were 5,944 for the quarter, an increase of 2,016 over the period April 28, 2005 (date of acquisition) through June 30, 2005. The resulting utilization rate of 7.3 hours per aircraft per day in the second quarter 2006 represents a decrease from the utilization rate of 7.7 hours for the period April 28 through June 30, 2005.

Third Quarter Guidance
     World Air Holdings revenue for the third quarter 2006 is expected to be in the range of $230 to $235 million, resulting in operating income of $8 to $10 million.
Appointment of Special Committee; Retention of Advisor
     The company also announced that its board of directors has appointed a special committee of the board to explore strategic alternatives to enhance shareholder value. The special committee has retained Legacy Partners Group, LLC, to assist in its efforts. Legacy Partners Group is an independent investment banking and advisory firm serving high quality, growth-oriented companies in the middle market. Legacy’s team of banking professionals offers extensive Wall Street experience across all major industries.
Share Repurchase Pursuant to “Dutch Auction” Tender Offer
     Upon the recommendation of the special committee, the board of directors has approved commencing a modified “Dutch Auction” tender offer under the terms of which the company will repurchase up to $20 million of its common stock at a price per share not greater than $9.50 and not less than $9.00. This would represent the repurchase of up to approximately 2.22 million shares of the company’s common stock, or approximately 9 percent of its outstanding common stock as of June 30, 2006. The tender offer is expected to commence on Sept. 8, 2006 and to expire, unless extended, at 12:00 midnight EDT on Oct. 5, 2006. Under the tender offer, shareholders will be able to indicate how many shares and at what price within the company specified range they wish to tender.
     Based on the number of shares tendered and the price specified by the tendering shareholders, the company will determine the lowest price per share within the range that will enable it to purchase up to approximately 2.22 million shares of common stock, or such lesser number of shares as are properly tendered and not withdrawn. The company will not purchase shares from a shareholder below a price stipulated by that shareholder, and in some cases, may actually purchase shares at prices above indications by shareholders under the terms of the tender offer. The tender offer is not contingent upon any minimum number of shares being tendered. The company’s directors and officers will not tender any of their shares in the tender offer. The company intends to repurchase shares using cash on hand.
     Specific instructions and a complete explanation of the terms and conditions of the tender offer will be contained in the Offer to Purchase and related materials that will be mailed to shareholders of record.
     “Our board of directors believes the modified “Dutch Auction” tender offer represents a mechanism to provide all of our shareholders with the opportunity to tender all or a portion of their shares and thereby receive a return of some or all of their investment if they so elect,” said Mike Towe, chief financial officer. “The board also believes the tender offer provides our shareholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales.”
     The company, its board of directors and executive officers are not making any recommendation to shareholders as to whether to tender or refrain from tendering their shares into the tender offer. Shareholders must decide how many shares they will tender, if any, and the price within the specified range at which they will offer shares for purchase by the company.
     This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the company’s common stock. The solicitation of offers to buy the company’s common stock will only be made pursuant to the Offer to Purchase and related materials that the company will send to its shareholders. Shareholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer.
     Shareholders will be able to obtain copies of the Offer to Purchase, related materials filed by the company as part of the statement on Schedule TO and other documents filed with the Securities and Exchange Commission through the Commission’s internet address at www.sec.gov without charge when these documents become available. Shareholders and investors may also obtain a copy of these documents, as well as any other documents the company has filed with the Securities and Exchange Commission, without charge, from the company or at the Investor Relations section of the company’s website: www.worldairholdings.com. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer. Shareholders and investors who have questions or need assistance may call the numbers that will be included in the Offer to Purchase.
Listing Update
     With the filing of the 2006 second quarter Form 10-Q, the company is current in its periodic reporting obligations and plans to apply shortly to have its common stock listed on Nasdaq or another stock exchange.
INVESTOR CONFERENCE CALL
Sept. 5, 2006: 11 a.m.
Phone: 866-436-5160
Conference ID No. 5705346
     The company has scheduled a conference call for investors at 11 a.m. on Sept. 5, 2006. Investors and media can access the conference by calling 866-436-5160, ID No. 5705346, prior to the start time. The investor call will be available live via the Internet at www.worldairholdings.com/investor. The online replay will be available at the same site shortly after the web cast is complete. The web cast will also be available at www.streetevents.com.
     World Air Holdings has three wholly owned subsidiaries, World Airways, Inc., North American Airlines, Inc., and World Risk Solutions, Ltd. World Airways is a charter passenger and cargo airline founded in 1948, North American is a charter and scheduled passenger airline founded in 1989, and World Risk Solutions is an insurance subsidiary established in 2004. For further information, go to www.worldairholdings.com.
“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that are subject to risks and uncertainties including, but not limited to, the impact of competition in the market for air transportation services, the cyclical nature of the air carrier business, reliance on key customer relationships, fluctuations in operating results and other risks detailed from time to time in the company’s periodic reports filed with the Securities and Exchange Commission. (Reports are available from the company upon request.) These various risks and uncertainties may cause the company’s actual results to differ materially from those expressed in any of the forward-looking statements made by, or on behalf of, the company in this release.

WORLD AIR HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)
(unaudited)

	June 30,	December 31,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$16,018	$46,202
Restricted cash	12,042	6,262
Short-term investments	18,545	827
Trade accounts receivable, net	29,900	57,235
Other receivables	12,532	21,564
Prepaid expenses and other current assets	26,042	20,246
Deferred tax assets	2,040	3,846

Total current assets	117,119	156,182

Equipment and property, net	35,030	33,726
Goodwill	25,370	25,370
Other intangible assets, net	6,858	7,355
Long-term deposits	30,141	28,298
Other assets and deferred charges, net	4,486	9,715

Total assets	$219,004	$260,646

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$—	$24,000
Accounts payable	36,354	50,757
Current portion of accrued rent	7,930	4,700
Current portion of deferred rent	2,801	2,455
Unearned revenue	27,707	16,512
Accrued maintenance	9,556	9,739
Accrued salaries, wages and profit sharing	15,913	25,576
Accrued taxes	6,066	5,534
Other accrued liabilities	5,969	8,727

Total current liabilities	112,296	148,000

Long-term debt, net of current maturities	—	—
Deferred gain from sale-leaseback transactions, net	447	650
Accrued post-retirement benefits	7,771	6,995
Accrued and deferred rent, net of current portion	9,920	14,551
Deferred income taxes	4,056	3,612

Total liabilities	134,490	173,808

Stockholders’ equity:
Preferred stock	—	—
Common stock	25	25
Additional paid-in capital	69,130	67,770
Retained earnings	28,216	32,153
Deferred stock-based compensation	—	(253)
Treasury stock, at cost	(12,857)	(12,857)

Total stockholders’ equity	84,514	86,838

Total liabilities and stockholders’ equity	$219,004	$260,646

WORLD AIR HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME
THREE AND SIX MONTHS ENDED JUNE 30, 2006 AND 2005
(in thousands, except per share & block hour data)
(unaudited)

	Three Months Ended				Six Months Ended
	June 30	June 30	Better/(Worse)		June 30	June 30	Better/(Worse)
	2006	2005	Difference	% Change	2006	2005	Difference	% Change
OPERATING REVENUES
Flight Operations	$176,300	$171,091	$5,209	3.0%	$392,167	$330,111	$62,056	18.8%
Other	357	791	(434)	-54.9%	743	1,320	(577)	-43.7%

Total Operating Revenue	176,657	171,882	4,775	2.8%	392,910	331,431	61,479	18.5%

OPERATING EXPENSES
Flight	53,955	48,582	(5,373)	-11.1%	115,370	93,751	(21,619)	-23.1%
Maintenance	36,441	25,740	(10,701)	-41.6%	66,875	50,695	(16,180)	-31.9%
Aircraft Costs	30,689	27,270	(3,419)	-12.5%	59,950	48,199	(11,751)	-24.4%
Fuel	39,970	31,338	(8,632)	-27.5%	89,299	61,809	(27,490)	-44.5%
Flight operations subcontracted to other carriers	5	1,217	1,212	99.6%	2,111	1,725	(386)	-22.4%
Commissions	7,387	7,702	315	4.1%	18,352	16,561	(1,791)	-10.8%
Depreciation and Amortization	1,639	1,965	326	16.6%	3,310	3,420	110	3.2%
Sales, General and Administrative	19,519	17,279	(2,240)	-13.0%	41,145	27,304	(13,841)	-50.7%

Total Operating Expense	189,605	161,093	(28,512)	-17.7%	396,412	303,464	(92,948)	-30.6%

OPERATING INCOME	(12,948)	10,789	(23,737)	-220.0%	(3,502)	27,967	(31,469)	-112.5%

OTHER INCOME (EXPENSE)
Interest Expense	—	(1,142)	1,142	100.0%	(3,573)	(2,127)	(1,446)	-68.0%
Interest Income	428	241	187	77.6%	767	510	257	50.4%
Other, net	(200)	(1,023)	823	80.4%	(314)	(1,226)	912	74.4%

Total Other Income (Expense)	228	(1,924)	2,152	111.9%	(3,120)	(2,843)	(277)	-9.7%

EARNINGS BEFORE INCOME TAX EXPENSE	(12,720)	8,865	(21,585)	-243.5%	(6,622)	25,124	(31,746)	-126.4%

Income Tax Expense	(5,241)	3,359	8,600	256.0%	(2,685)	9,720	12,405	127.6%

NET EARNINGS (LOSS)	$(7,479)	$5,506	$(12,985)	-235.8%	$(3,937)	$15,404	$(19,341)	-125.6%

BASIC EARNINGS PER SHARE:
Net earnings (loss)	$(0.31)	$0.23	$(0.54)	-234.8%	$(0.16)	$0.72	$(0.88)	-122.2%

Weighted Average Shares Outstanding	24,034	23,600	434	1.8%	23,986	21,325	2,661	12.5%

DILUTED EARNINGS PER SHARE:
Net earnings (loss)	$(0.31)	$0.21	$(0.52)	-247.6%	$(0.16)	$0.59	$(0.75)	-127.1%

Weighted Average Shares Outstanding	24,034	26,668	(2,634)	-9.9%	23,986	26,508	(2,522)	-9.5%

Total Block Hours	18,944	17,897	1,047	5.9%	39,552	31,012	8,540	27.5%

WORLD AIR HOLDINGS, INC.
Reconciliation of GAAP Financial Information to Non-GAAP Financial Information
Three and Six Months Ended June 2006 and 2005

Pursuant to Regulation G of the Securities and Exchange Commission, the Company is providing further disclosure of the reconciliation of reported non-GAAP financial measures to their comparable financial measures reported on a basis consistent with Accounting Principles Generally Accepted in the United States (GAAP). The disclosure of earnings before interest, taxes, depreciation and amortization (EBITDA) is consistent with financial measures reported by other companies.
The following table reconciles net income to EBITDA:

	(In thousands)		(In thousands)
	(Unaudited)		(Unaudited)
	Three months ended:		Six months ended:
	June 30,		June 30,
	2006	2005	2006	2005
Net Income (Loss)	$(7,479)	$5,506	$(3,937)	$15,404
Add back:
Income tax expense (benefit)	(5,241)	3,359	(2,685)	9,720
Total other (income) expense	(228)	1,924	3,120	2,843
Depreciation and amortization	1,639	1,965	3,310	3,420

EBITDA	$(11,309)	$12,754	$(192)	$31,387